                                        Registration No. 33-
                                                         22-

                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                    -----------------------

                            Form S-2
    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                    -----------------------

               1st FRANKLIN FINANCIAL CORPORATION

A Georgia Corporation               I.R.S. Employer No. 58-0521233

                     213 East Tugalo Street
                      Post Office Box 880
                     Toccoa, Georgia  30577
                         (706) 886-7571
                    -----------------------

         Agent for Service:                   Copy To:
          A. Roger Guimond                   Dom H. Wyant
        213 East Tugalo Street         Jones, Day, Reavis & Pogue
          Post Office Box 880            3500 One Peachtree Center
        Toccoa, Georgia  30577         303 Peachtree Street, N.E.
             (706) 886-7571            Atlanta, Georgia  30308-3242
                                            (404) 581-8075

                    -----------------------
    Approximate date of proposed sale to public: As soon as possible after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
of 1933, check the following.   (X)

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following. (X)
                    -----------------------

                CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------
Title of each                    Proposed         Proposed
class of           Amount        maximum          maximum       Amount of
securities to      to be         offering        aggregate    registration
be registered    registered   price per unit   offering price      fee
- -------------------------------------------------------------------------
Variable Rate
Subordinated
Debentures....  $20,000,000         100%        $20,000,000      $6,897
- -------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

              AS FILED WITH SEC ON NOVEMBER 3, 1994

               1st FRANKLIN FINANCIAL CORPORATION

     Cross Reference Sheet Required by Item 1. of Form S-2

     -----------------------------------------------------

               Item in Form S-2                   Prospectus Caption
               ----------------                   ------------------

Part I
  Item 1. Forepart of the Registration           Outside Front Cover Page
               Statement and Outside
               Front Cover Page of
               Prospectus

  Item 2. Inside Front and Outside               Available Information
               Back Cover Pages of               Incorporation of Certain
               Prospectus                            Documents by Reference
                                                 Reports to Security Holders

  Item 3. Summary Information,                   Investor Considerations
               Risk Factors and Ratio            Summary Description of
               of Earnings to Fixed                  Securities Offered
               Charges                           Appendix I

  Item 4. Use of Proceeds                        Use of Proceeds

  Item 5. Determination of Offering Price        Not Applicable

  Item 6. Dilution                               Not Applicable

  Item 7. Selling Security Holders               Not Applicable

  Item 8. Plan of Distribution                   Plan of Distribution

  Item 9. Description of Securities              Description of Variable
               to be Registered                      Rate Subordinated
                                                     Debentures

  Item 10.     Interest of Named Experts and     Not Applicable
               Counsel

  Item 11.     Information with Respect to       Incorporation of Certain
               the Registrant                        Documents by Reference
                                                 Reports to Security Holders
                                                 The Company

  Item 12.     Incorporation of Certain          Incorporation of Certain
               Information by Reference              Documents by Reference

  Item 13.     Disclosure of Commission          Not Applicable
               Position on
               Indemnification for
               Securities Act Liabilities

                   1st FRANKLIN FINANCIAL CORPORATION

                   PROSPECTUS dated November __, 1994

            $20,000,00  0 VARIABLE RATE SUBORDINATED DEBENTURES
             _________________________________________________

The Variable Rate Subordinated Debentures (the "Debentures") will be issued in varying minimum purchase amounts established by 1st Franklin Financial Corporation (the "Company") each Thursday, on a weekly basis. For each respective purchase amount, the Company will establish an interest rate and an interest adjustment period ("established features"). The established features will be available for the period from Thursday through the following Wednesday and will be applicable to all Debentures sold by the Company during that period. At the end of each interest adjustment period, the interest rate will be adjusted to the current rate or the holder may request redemption. All other provisions will remain unchanged for the entire term of the Debenture.

The established features will be published weekly in a newspaper of general circulation and, in addition, may be obtained from the Company in Toccoa, Georgia. A Rule 424(b)(2) prospectus supplement setting forth the established features will be filed weekly with the Securities and Exchange Commission.

The Debentures mature four years from date of issue but may be redeemed by the holder without penalty at the end of any interest adjustment period.

There is not, nor is there likely to be, a market for these securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT BANK DEPOSITS NOR BANK OBLIGATIONS AND ARE NOT INSURED BY THE FDIC.

- ---------------------------------------------------------------------------
                                          Underwriting
                        Price to          Discounts and        Proceeds to
                         Public          Commissions (a)       Company (b)
- ---------------------------------------------------------------------------
Per Debenture.  . .      100%                 None                 100%
  Total .  . .  . .   $20,000,000             None             $20,000,000
- ---------------------------------------------------------------------------
(a) None of the securities described above will be underwritten and no commissions or other remunerations will be paid in connection with their sale. They will be sold at face value by the Company through its executive officers.

(b)  Before deduction of the Company's expenses, estimated at $39,897.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               SUBJECT TO COMPLETION, DATED NOVEMBER 3, 1994

                        AVAILABLE INFORMATION

1st Franklin Financial Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth St., N.W., Washington, D.C. 20549 and at the Commission's Regional Offices or the public reference offices thereof located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. In addition, copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549 at the rates prescribed by the Commission.

           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company incorporates herein by reference the following documents:
     (a) The Company's Annual Report on Form 10-K dated as of December 31, 1993 and filed pursuant to Section 15(d) of the Exchange Act with the Commission.

     (b) From the Company's annual report to security holders dated as of December 31,1993, which is delivered with this Prospectus, the following:
          (i) Description of business furnished in accordance with the provisions of Rule 14a-3(b)(6) under the Exchange Act;

          (ii) Financial statements and information furnished in accordance with the provisions of Rule 14a-3(b)(1);

          (iii) Selected financial data furnished as required by Item 301 of Regulation S-K;

          (iv) Supplementary financial data furnished as required by Item 302 of Regulation S-K; and

          (v) Management's Discussion and Analysis of Financial Condition and Results of Operations furnished as required by Item 303 of Regulation S-K.

     (c) The Company's Quarterly Reports on Form 10-Q dated as of March 31, 1994 and June 30, 1994 filed pursuant to Section 15(d) of the Exchange Act with the Commission.

     (d) The Company's Quarterly Report on Form 10-Q dated as of September 30, 1994 and the quarterly report to security holders, included therein, which is delivered with this Prospectus.

Any statement in the documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus or the Registration Statement of which it is a part.

Copies of the Forms 10-K and 10-Q (other than exhibits) will be provided without charge upon request to the Company's Secretary at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706) 886-7571 or 1-(800)-282-0709.

                      REPORTS TO SECURITY HOLDERS

The Company provides each security holder an annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent public accountant. Additionally, the Company provides each security holder a quarterly report containing unaudited financial information.


                       INVESTOR CONSIDERATIONS

The operations of the Company are subject to regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions which, among other things, require that the Company obtain and maintain certain licenses and qualifications, limit the interest rates, fees and other charges the Company is allowed to charge, limit or prescribe other terms of the Company's loans, require specified disclosures to borrowers, govern the sale and terms of insurance products offered by the Company and the insurers for which it acts as agent, and define the Company's rights to repossess and sell collateral. Although the Company believes that it is in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance that a change in such laws, or in the interpretation thereof, will not make the Company's compliance therewith more difficult or expensive, restrict the Company's ability to originate loans, further limit or restrict the amount of interest and other charges earned under such loans, or otherwise adversely affect the business or prospects of the Company.

The loans made by the Company in the ordinary course of its business are subject to the interest rate and regulatory provisions of each applicable state's lending laws and are made at fixed rates which are not adjustable during the term of the loan. Since the loans are made at fixed interest rates and are made using the proceeds from the sale of the Company's fixed and variable rate securities (such as the securities offered hereby), the Company may experience a decrease in its net interest margin because increased interest costs cannot be passed on to all of the Company's loan customers. Net interest margin represents the difference between the amount the Company earns on loans and investments and the amount the Company pays on debt securities and other borrowings. An increase in prevailing interest rates could adversely affect the Company's net interest margin.

Liquidity of the Company is dependent on the sale of its debt securities, the continued availability of unused bank credit from its lenders and the collection of its receivables. Numerous investment alternatives have caused investors to evaluate more critically investment opportunities. The securities offered hereby will have interest rates and redemption terms which the Company believes will generate sufficient sales of debt securities to meet the Company's liquidity requirements. Although all of the Company's debt securities are subject to redemption prior to maturity at the option of the holder thereof, management does not anticipate that redemptions will have a material adverse effect on the Company's liquidity because all of the subordinated debt securities contain an interest penalty for holders thereof who request early redemption.

The Company has a Credit Agreement with four major banks to meet the redemption requests of debtholders and other liquidity and operating requirements of the Company. The Credit Agreement provides for maximum borrowings of $21,000,000 or 70% of the net finance receivables, whichever is less. Borrowings are on an unsecured basis at 1/4% above the prime rate of interest. In addition, there is a commitment fee of 5/8% of the available line less average borrowings and an agent's fee of 1/8% of the total line. The Company's right to borrow funds under this Credit Agreement is scheduled to expire on December 31, 1999, unless extended, on which date the outstanding balance of all loans pursuant to such Credit Agreement must be paid in full. The Company intends to seek to extend such Credit Agreement or enter into a new agreement on similar terms. Although the Company does not anticipate difficulty in obtaining bank credit in the future on acceptable terms, no assurance can be given that the terms of a new credit facility would not be less favorable than the current Credit Agreement.

Another Credit Agreement with a major bank provides for an additional $2,000,000 for general operating purposes. This agreement provides for borrowings on an unsecured basis at 1/4% above the prime rate of interest. There can be no assurances that these Agreements will continue to be available to the Company at their present amounts, or at all, because each are subject to periodic reviews by the lenders, which consider the Company's profitability, economic conditions and other lending criteria in evaluating whether they will continue the Agreements. The Company's liquidity is dependent, among other things, on the collection of its receivables. The Company continually monitors the delinquency status of its receivables and promptly institutes collection efforts on each delinquent account. Delinquencies of the Company's consumer finance receivables are likely to be affected by general economic conditions. Although current economic conditions have not had a material adverse effect on the Company's ability to collect its receivables, no assurances can be given regarding future economic conditions or their effect on the Company's ability to collect its receivables.

If one or more of the sources of funds discussed above are significantly curtailed for any reason, the Company's ability to meet its obligations, including its obligations with respect to the securities offered hereby, could be adversely affected.

The Debentures will be general, unsecured obligations of the Company and subordinated in right of payment to all of the Company's Senior Debt (as defined). The incurrence of additional Senior Debt or secured obligations is not limited.

In the event of any insolvency or bankruptcy proceeding, or of any receivership, liquidation, reorganization or other similar proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its property, or in the event of any proceeding for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, then the holders of Senior Debt shall be entitled to receive payment in full of all principal and interest on all Senior Debt before the holders of the Debentures are entitled to receive any payments.

                 SUMMARY DESCRIPTION OF SECURITIES OFFERED

       The following is a summary of the principal features of the securities being offered hereby. For a detailed discussion, see "Description of Variable Rate Subordinated Debentures".

                   Variable Rate Subordinated Debentures


Denominations           Established weekly by the Company.
- ----------------------------------------------------------------------------
Indenture Trustee       The Debentures will be issued pursuant to an
                        indenture between the Company and Columbus Bank and
                        Trust Company, as trustee.
- ----------------------------------------------------------------------------
Interest Rate           Weekly offering rate, compounded daily, for each
                        established amount.
- ----------------------------------------------------------------------------
Interest Adjustment     Rate adjusted at the end of each interest adjustment
                        period to the current interest rate, compounded
                        daily.
- ----------------------------------------------------------------------------
Payment of Interest     Interest will be earned daily and will be payable at
                        any time at the holder's request.
- ----------------------------------------------------------------------------
Maturity                Four years from date of issue but may be redeemed at
                        the end of any interest adjustment period without
                        penalty.
- ----------------------------------------------------------------------------
Redemption by Holder    At the end of any interest adjustment period without
                        penalty; redemption at any other time subject to an
                        interest penalty.
- ----------------------------------------------------------------------------
Redemption by Company   The Company may redeem prior to maturity upon 30
                        days written notice to holder for a price equal to
                        principal plus interest accrued to date of
                        redemption.
- ----------------------------------------------------------------------------
Extension of Maturity   Maturity of each Debenture is automatically extended
                        on its original terms for one additional four-year
                        term subject to Interest Adjustment.  Holder may
                        prevent such extension by redeeming the Debenture
                        within 15 days after maturity.  The Company will
                        notify holders 30 days in advance of maturity date.
- ----------------------------------------------------------------------------
Compound Interest       Debentures are offered at interest rates which are
                        compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:

                                  Example        Effective
                                  Nominal         Annual
                                   Rates          Yield

                                    5.0%           5.13%
                                    6.0            6.18
                                    7.0            7.25
                                    8.0            8.33
                                    9.0            9.42

                             THE COMPANY

1st Franklin Financial Corporation is a wholly owned subsidiary of 1st Franklin Corporation. The Company has been engaged in the consumer finance business since 1941, particularly in making and servicing direct cash, real estate and sales finance loans. The business is operated through 83 branch offices in Georgia, 23 in Alabama and 11 in South Carolina. The Company funds its loan demand through a combination of debt securities and a Credit Agreement with four major banks. The Agreement provides for borrowings on an unsecured basis up to $21,000,000 or 70% of the net finance receivables (as defined by the Agreement), whichever is less. The amount of unused borrowings under this Agreement at a recent date is set forth on Appendix I.

On the basis of total capital funds employed (common stockholder's equity and subordinated debt), American Banker recently ranked the Company as the 61st largest finance company in the United States.


                           USE OF PROCEEDS

Net proceeds from sales of the securities offered hereby, after payment of estimated expenses of $39,897, will be placed in the general treasury of the Company as sales are made. No segregation of proceeds will be made, but the Company will use the net proceeds for the redemption of senior and subordinated securities as such debtholders request redemption over the next two years. Such subordinated securities include debentures of the same series as the Debentures offered hereby; such senior securities include senior demand notes of the Company, which are sold in varying principal amounts and at various interest rates. Any proceeds not used for redemptions will be used to repay bank borrowings and repay amounts outstanding under the Company's commercial paper program as such amounts come due, make additional finance receivables and for general operating purposes.

The offering is to be conducted by the Company through its executive officers and there is no assurance that all of the securities offered herein will be sold. The offering, however, is not made contingent upon any minimum amount of securities being sold.


                          PLAN OF DISTRIBUTION

The Debentures will be offered by the Company through its executive officers. No selling commissions or other remunerations will be paid directly or indirectly to any officers, directors or employees of the Company in connection with the sale of the Debentures. All purchase proceeds from sales of the Debentures will be placed in the general treasury of the Company. All offering expenses, including registration fees, printing, advertising, postage and professional fees, will be paid by the Company.

The Debentures will be sold and redeemed at the Company's executive office located at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577. The telephone number is (706) 886-7571 or 1-(800)-282-0709.

           DESCRIPTION OF VARIABLE RATE SUBORDINATED DEBENTURES

General

The Variable Rate Subordinated Debentures are issued under an indenture (hereinafter called the "Variable Rate Indenture") dated as of October 31, 1984 between the Company and Columbus Bank and Trust Company (hereinafter called the "Trustee"). The following statements with respect to the Debentures are subject to the detailed provisions of the Variable Rate Indenture. Whenever any particular article or section of the Variable Rate Indenture is referred to, the statement made in connection with such reference is qualified in its entirety by such reference.

The Debentures are registered and issued without coupons in Series form. Any amount of any Series may be issued. There is no limit on the principal amount of Debentures of any Series, or of all Series issuable under the Variable Rate Indenture. The dollar amount of Debentures outstanding under the Variable Rate Indenture as of a recent date is set forth on Appendix I. The Company and the Trustee may amend the Variable Rate Indenture to limit the principal amount of a particular Series or to allow additional Series of Debentures with no limitations as to the maximum amount of any increase or to the number of increases which may be made. The Company may change the interest rates and the maturities of the Debentures offered herein and of any subsequent Series which may be offered, provided that no such change shall affect any Debenture of any Series issued prior to the date of change.

The Debentures are direct obligations of the Company, but are not secured. Principal and interest are payable at the executive office of the Company in Toccoa, Georgia. The Debentures are executed by the Company and authenticated and delivered to the purchaser by the Trustee upon written order of the Company.

Established Features of Series 1 Debentures

The Variable Rate Subordinated Debentures Series 1 ("Series 1 Debentures") offered herein are issued and dated as of the date when purchased. The interest rate for a Series 1 Debenture is compounded daily and payable at any time at the holder's request. The Series 1 Debentures mature four years from date of issue, and may be extended for one additional four-year term as described under "Extension After Maturity".

Each Thursday, on a weekly basis, the Company establishes various minimum purchase amounts with varying interest rates and interest adjustment periods ("established features") for each respective minimum purchase amount. The purchase amount and the interest adjustment period thereby established are maintained for the term of the Series 1 Debenture. The interest rate at which the Series 1 Debenture is sold is set only for the initial interest adjustment period. The Company anticipates that it will offer the Series 1 Debentures with interest rate adjustment periods ranging from one month to four years.

At the end of each interest adjustment period, the Company will notify the holder by mail of the new interest rate which will be the same interest rate that is applicable to all new Series 1 Debentures being offered during the same week and at the same terms. The new interest rate will be determined by the Company, in its discretion, based on general market rates of interest.
If the holder elects to retain the Series 1 Debenture at the new rate, no action is required of the holder as the new rate will become effective as of the first day of the interest adjustment period. If the holder elects not to accept the new rate, the holder can redeem the Series 1 Debenture without penalty prior to the first day of the interest adjustment period. See "Redemption at Request of Holder Prior to Maturity".

Debentures with the current established features are available for the period from Thursday through the following Wednesday. The current established features are applicable to all Series 1 Debentures sold by the Company during that period. The Company publishes this information in a newspaper of general circulation and, in addition, such information may be obtained directly from the Company's executive offices in Toccoa, Georgia.

Subordination

The payment of the principal of and interest on the Debentures is subordinate in right of payment, as set forth in Article Ten of the Variable Rate Indenture, to all Senior Debt of the Company.

The term "Senior Debt" means all indebtedness of the Company outstanding at any time except debt of the Company that by its terms is not senior in right of payment to the Debentures, and indebtedness represented by the Company's outstanding Debentures, all of which are pari passu.

The indebtedness evidenced by the Debentures shall, in case the Debentures are declared due and payable before their expressed maturity because of the occurrence of a default under the Variable Rate Indenture, be entitled to payment only after there shall have been paid in full all principal and interest on such Senior Debt. Likewise, in the event of any insolvency or bankruptcy proceeding, or of any receivership, liquidation, reorganization or other similar proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its property, or in the event of any proceeding for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, then the holders of Senior Debt shall be entitled to receive payment in full of all principal and interest on all Senior Debt before the holders of the Debentures are entitled to receive any payments.

The amount of the Company's Senior Debt outstanding at a recent date is set forth in Appendix I.

Redemption by Company Prior to Maturity

The Company may redeem any Debenture of any Series at any time prior to maturity for a redemption price equal to the principal amount plus any unpaid interest thereon to date of redemption. The Company will notify Debentureholders whose Debentures are to be redeemed not less than 30 nor more than 60 days prior to the date fixed for redemption. In the event the entire Series is not called for redemption, the redemption call shall be made pro rata.

Redemption at Request of Holder Prior to Maturity

At the request of the holder, the Company will redeem any Series 1 Debenture at the end of any interest adjustment period for a redemption price equal to the principal amount plus any unpaid interest thereon to date of redemption.

At the request of the holder, the Company may, at its option, redeem any Series 1 Debenture during any interest adjustment period for a price equal to the principal amount plus interest at one-half the stated rate on the Series 1 Debenture.

If the holder dies before maturity, the Company may, at its option, redeem any Series 1 Debenture for a redemption price equal to the principal amount plus any unpaid interest thereon to date of redemption.

All redemptions will be made at the Company's executive offices in Toccoa, Georgia, either in person or by mail.

Extension After Maturity
The maturity of a Series 1 Debenture will be automatically extended from the original maturity date for a period equal to the original term of such Series 1 Debenture unless the holder submits the Series 1 Debenture for redemption within 15 days after its maturity or the Company tenders the amount due the holder within 15 days after maturity. In the event of such an extension, all provisions of the Series 1 Debenture will remain unchanged with the exception of the interest rate which will be changed in accordance with the interest adjustment provision. If the Company does not elect to tender payment, it will notify the holder of this extension provision at least 30 days prior to the maturity date.

Restrictions Upon the Company

There are no restrictions in the Variable Rate Indenture against the issuance of additional securities or the incurring of additional debt including Senior Debt and secured obligations.

Modification of the Variable Rate Indenture

The Variable Rate Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than two-thirds in principal amount of the Debentures, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Variable Rate Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of such Debentures; provided, however, that no such supplemental indenture shall change the fixed maturity of any Debenture, reduce the principal amount thereof, reduce the rate, change the time of payment of interest thereon, reduce the amount of Debentures whose holders must consent to an amendment, or make any changes regarding the Variable Rate Indenture that relate to waiver of default, the rights of holders to receive payments, and the requirements of consent of the Debentureholders, without the consent of the holder of each Debenture so affected.

The Company and the Trustee may amend the Variable Rate Indenture to allow the issuance of additional amounts of a particular Series or additional Series of Debentures without the consent of the Debentureholders. There are no limitations as to the maximum amount of any increase or to the number of increases which may be made. The Company may change the interest rates and the maturities of the Debentures offered hereby and of any subsequent Series which may be offered without entering into a supplemental indenture, provided that no such change will affect any Debenture of any Series issued prior to the date of change.

Events of Default and Notice Thereof

An Event of Default is defined by the Variable Rate Indenture to mean any of the following: (a) failure to pay principal upon any Debenture when the same becomes due; (b) failure to pay interest upon any Debenture when the same becomes due and the Default continues for 30 days; (c) failure, after notice from the Trustee or from the holders of at least 25% in principal amount of the Debentures of the affected Series, to observe or perform within 30 days any of the covenants contained in the Variable Rate Indenture or Debentures; or (d) the occurrence of certain events of bankruptcy, insolvency or reorganization.

The Variable Rate Indenture provides that the Trustee shall, within 90 days after the occurrence thereof, give the registered holders of the Debentures notice of any existing default known to the Trustee, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interest of such holders.

Rights on Default

The Trustee by notice to the Company, or the holders of at least 25% in principal amount of the Debentures of the affected Series, may declare the principal of and accrued interest on all Debentures due upon the happening of any of the Events of Default specified in the Variable Rate Indenture, but the holders of a majority in principal amount of such Debentures may waive any default and rescind such declaration if the default is cured within the 30 day period, except a default in the payment of the principal of or interest on any Debenture or a default on Senior Debt. The holders of a majority in principal amount of the Debentures of the affected Series may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law, provisions of the Variable Rate Indenture, or is unduly prejudicial to the rights of the other Debentureholders or would involve the Trustee in personal liability. Holders may not institute any proceeding to enforce the Variable Rate Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Debentures of the affected Series and during such 60 day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee of satisfactory indemnity. Nevertheless, any holder may enforce the payment of the principal of and interest on the holder's Debenture when due.

Concerning the Trustee

The Trustee does not have any other business relationship with the Company. The Trustee maintains its principal corporate trust office in Columbus, Georgia.

Evidence to be Furnished Trustee

The Variable Rate Indenture provides that, as evidence of compliance with the conditions precedent provided for in the Variable Rate Indenture relating to any action to be taken by the Trustee upon the application or demand of the Company, the Company shall furnish to the Trustee an officer's certificate and an opinion of counsel stating that all such conditions precedent have been met. Within 120 days after the end of each fiscal year, the Company shall file with the Trustee an officer's certificate stating whether or not, to the best knowledge of the signers, the Company is in default in the performance of any covenant, agreement or condition contained in the Variable Rate Indenture and, if so, specifying each such default, and, with respect to each, the action taken or proposed to be taken by the Company to remedy such default.


                             LEGAL OPINION

The validity of the securities offered herein has been passed upon for the Company by Jones, Day, Reavis & Pogue, 3500 One Peachtree Center, 303 Peachtree Street, N.E., Atlanta, Georgia 30308-3242.

1st FRANKLIN FINANCIAL CORPORATION

                        Appendix I to Prospectus
                  Information as of September 30, 1994


1.   Ratio of Earnings to Fixed Charges (page 3):


         Sept. 30                     December 31
         --------   ----------------------------------------------
          1994      1993      1992      1991      1990        1989
          ----      ----      ----      ----      ----        ----
          2.99      2.60      2.34      2.09      2.01        2.01

2.   Unused borrowings under the $21,000,000 Credit
          Agreement (page 6):                              $21,000,000


3.   Debentures outstanding under Indenture (page 7):      $21,212,182


4.   Senior Debt (as defined) outstanding (page 8):        $62,107,646


A more current Appendix I, if appropriate, will be attached to the cover page of this Prospectus as a supplement. If attached, that supplemental Appendix I supersedes this information.

No person has been authorized to give any information or to make any representations other than those contained in the Prospectus in connection with the offering contained herein, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities covered by this Prospectus in any State to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create an implication that there has been no change in the facts herein set forth since the date hereof.



                         TABLE OF CONTENTS


     Available Information . . . . . . . . . . . . . . . . .  2
     Incorporation of Certain Documents by Reference . . . .  2
     Reports to Security Holders . . . . . . . . . . . . . .  3
     Investor Considerations . . . . . . . . . . . . . . . .  3
     Summary Description of Securities Offered . . . . . . .  5
     The Company . . . . . . . . . . . . . . . . . . . . . .  6
     Use of Proceeds . . . . . . . . . . . . . . . . . . . .  6
     Plan of Distribution. . . . . . . . . . . . . . . . . .  6
     Description of Variable Rate Subordinated Debentures. .  7
     Legal Opinion . . . . . . . . . . . . . . . . . . . . . 10
     Appendix I. . . . . . . . . . . . . . . . . . . . . . . 11











                            $20,000,000

               Variable Rate Subordinated Debentures -

                              Series 1

            PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution
- -----------------------------------------------------
     The expenses to be incurred in the issuance and distribution of the securities being registered are estimated as follows:

          Filing Fee - Securities and Exchange
               Commission. . . . . . . . . . .  $ 6,897
          Registration Fees in States. . . . .    3,000
          Legal Fees and Expenses. . . . . . .   15,000
          Accounting Fees. . . . . . . . . . .    5,000
          Printing Cost. . . . . . . . . . . .    1,000
          Advertising. . . . . . . . . . . . .    2,000
          Trustee's Fees . . . . . . . . . . .    5,000
          Postage and Miscellaneous. . . . . .    2,000
                                                -------
               Total . . . . . . . . . . . . .  $39,897
                                                =======

Item 15.  Indemnification of Directors and Officers
- ---------------------------------------------------
     The registrant has, pursuant to the authority granted in Section 14-2-851 of the Official Code of Georgia Annotated, agreed to indemnify any officer or director of the registrant against any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by him in any action, suit or proceeding brought or threatened to be brought against him by reason of the fact that he is or was an officer or director of the registrant if he acted in a manner he reasonable believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 16.  Exhibits
- ------------------
      4. (a) The Variable Rate Indenture dated October 31, 1984 between the registrant and The First National Bank of Gainesville, Trustee. (Incorporated by reference to Exhibit 4(a) to the registrant's Registration Statement on Form S-2,
               Registration No. 2-94191.)

          (b)  Form of Variable Rate Subordinated Debenture.
               (Incorporated by reference to Exhibit 4(b) to the registrant's Registration Statement on Form S-2,
               Registration No. 33-25180.)

          (c) Agreement of Resignation, Appointment and Acceptance dated as of May 28, 1993 between the registrant, the First National Bank of Gainesville, and Columbus Bank and Trust Company. (Incorporated herein by reference to Exhibit 4(c) to the registrant's Post-Effective Amendment No. 1 dated June 8, 1993 to the Registration Statement on Form S-2, Registration No. 33-49151.)

      5.  Opinion of Counsel (to be filed by amendment).

     10. (a) Credit Agreement dated May, 1993 between the registrant and SouthTrust Bank of Georgia, N.A..(Incorporated by reference to Exhibit 10(a) to the registrant's Form 10-K for the year ended December 31, 1993, No. 2-27985.)

          (b) Revolving Credit Agreement dated October 1, 1985 as amended November 10, 1986; March 1, 1988; August 31, 1989 and May 1, 1990, among the registrant and the banks named therein (Incorporated by reference to Exhibit 10 to the registrant's Form SE dated November 9, 1990.)

          (c) Fifth Amendment to Revolving Credit Agreement dated April 23, 1992. (Incorporated by reference to Exhibit 10(c) to the Registrant's Form SE dated November 5, 1992.)

          (d) Sixth Amendment to Revolving Credit Agreement dated July 20, 1992. (Incorporated by reference to Exhibit 10(d) to the Registrant's Form SE dated November 5, 1992.)

          (e)  Seventh Amendment to Revolving Credit Agreement dated June
               20, 1994.

     11.  Not applicable due to registrant being a wholly owned subsidiary.

     12.  Computation of Ratio of Earnings to Fixed Charges.

     13. (a) Annual Report to securities holders for the year ended December 31, 1993. (Incorporated by reference to Exhibit 13 to the registrant's Form 10-K for the year ended December 31, 1993, No. 2-27985.)

          (b)  Form 10-Q for the period ended September 30, 1994.
               (Incorporated by reference to registrant's Form 10-Q for the period ended September 30, 1994, No. 2-27985.)

     23.  (a)  Consent of Independent Public Accountants.

          (b) Consent of Counsel (set forth in Exhibit 5, to be filed by amendment).

     24.  Power of Attorney (included on signature page hereto)

     25. Form T-1 as to the eligibility and qualification of Columbus Bank and Trust Company, Trustee, under the indenture dated as of October 31, 1984 between the registrant and Columbus Bank and Trust Company.

     25.1-P A copy of the Charter and/or Articles of Incorporation of the Trustee, (Incorporated by reference to Exhibit 25.1 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

     25.4-P Copy of the bylaws of Columbus Bank and Trust Company, as now in effect. (Incorporated by reference to Exhibit 25.4 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

Item 17.  Undertakings
- ----------------------
     The undersigned registrant hereby undertakes:
          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
               (iv) to file weekly with the Securities and Exchange Commission a Rule 424(b)(2) prospectus supplement setting forth the established features (as defined in the prospectus).

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toccoa, State of Georgia, on November 3, 1994.
                                1st FRANKLIN FINANCIAL CORPORATION

                                        Ben F. Cheek, III
                                        ---------------------
                                        Chairman of the Board

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ben F. Cheek, III and A. Roger Guimond, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated:

   Signature                      Title                         Date

Ben F. Cheek, III        Chairman of the Board;            November 3, 1994
- --------------------         Principal Executive Officer;
                           Director

T. Bruce Childs          President                         November 3, 1994
- --------------------

A. Roger Guimond         Vice President;                   November 3, 1994
- --------------------        Principal Financial Officer;
                            Principal Accounting Officer

Richard Acree            Director                          November 3, 1994
- --------------------

Mrs. Lorene M. Cheek     Director                          November 3, 1994
- --------------------

Jack Stovall             Director                          November 3, 1994
- --------------------

Robert E. Thompson       Director                          November 3, 1994
- --------------------